United States securities and exchange commission logo





                            March 3, 2022

       Ioannis Pipilis
       Chief Executive Officer
       SVF Investment Corp. 3
       1 Circle Star Way
       San Carlos CA, 94070

                                                        Re: SVF Investment
Corp. 3
                                                            Registration
Statement on Form S-4
                                                            Filed February 4,
2022
                                                            File No. 333-262529

       Dear Mr. Pipilis:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement filed on Form S-4

       Cover Page

   1. Please revise to highlight that the combined company will be a controlled company, identify the
controlling shareholders and the shareholders' total voting power.
   2. We note that you have multiple classes of securities, including Class V-3 common stock which has disparate
voting rights from the Class A common stock. Please revise to disclose the
post-business combination voting structure and quantify the voting power that the Class V-3 common
stock holders will have after the business combination.
                                                        Additionally, revise
your risk factor disclosure to addresses the risk that your capital structure may render
your shares ineligible for inclusion in certain stock market indices, which could adversely
affect share price and liquidity.
 Ioannis Pipilis
SVF Investment Corp. 3
March 3, 2022
Page 2
What is an UP-C structure?, page xvii

3. In order to provide investors with a better understanding of the proposed corporate structure following the business combination, explain the strategic rationale for implementing the up-C structure, including all material ways in which the structure benefits the company, certain groups of stockholders, and/or related parties. Disclose how the transaction structure achieves the intended benefits, including the tax and liquidity benefits. Additionally, highlight the resulting conflicts of interest related to such benefits here and in the Risk Factors section.
Do I Have Redemption Rights?, page xviii

4. Revise your disclosure to show the potential impact of redemptions on the per share value of shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of interim redemption scenarios.
5. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Please revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
What are the U.S. Federal Income Tax Consequences of the Domestication?, page xxv

6. We note it is intended that the Domestication qualify as an F Reorganization for U.S.
         federal income tax purposes. Please include a tax opinion from counsel for this and the other material federal tax consequences. Given your representation that there is an absence of direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as SVF
         3, the tax opinion should address the degree of uncertainty, state the key factors used in the analysis, and discuss the risks to investors of the uncertain tax treatment.
Do any of SVF 3's directors or officers have interests in the business combination that may differ from..., page xxvii

7.       Provide a summary here of the material interests that SVF 3   s
directors and officers have
         that are different from those of the public shareholders.
Summary, page 1
FirstName LastNameIoannis Pipilis
8. With a view toward facilitating investor understanding of your complex corporate
Comapany    NameSVF
       structure, pleaseInvestment Corp.
                         include here     3
                                      the post-combination diagram of your
corporate structure
March provided    on page
       3, 2022 Page   2 207-208. Additionally, revise the diagram so that the
text is legible.
FirstName LastName
 Ioannis Pipilis
FirstName  LastNameIoannis Pipilis
SVF Investment  Corp. 3
Comapany
March      NameSVF Investment Corp. 3
       3, 2022
March3 3, 2022 Page 3
Page
FirstName LastName
Merger Consideration, page 2

9. We note that The Symbotic Founder, certain family members of the Symbotic Founder and certain affiliated entities and trusts of the Symbotic Founder and his family members
         will receive a number of shares of the Post-Combination Company   s
Class V-3 common
         stock in exchange for payment by such holder to the Post-Combination Company of adequate consideration. We note a similar arrangement for the other holders of Interim
         Symbotic Common Units. Explain in plain English the rationale for and effect of these arrangements.
10.      We note that the Post-Combination Company   s Class V-3 common stock
will convert to
         Class V-1 common stock upon the occurrence of certain sunset events, including an automatic conversion. Revise to specify each sunset event that would trigger conversion.
SVF 3's Directors and Executive Officers Have Financial Interests in the Business Combination, page 6

11. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
12. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.
13. Your bylaws waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
Summary, page 7

14. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
15. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
 Ioannis Pipilis
FirstName  LastNameIoannis Pipilis
SVF Investment  Corp. 3
Comapany
March      NameSVF Investment Corp. 3
       3, 2022
March4 3, 2022 Page 4
Page
FirstName LastName
Forward Purchase Agreement, page 15

16. We note that you entered into a Forward Purchase Agreement in connection with your initial public offering and are conducting a concurrent PIPE financing with the business combination. Please highlight any material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination.
We depend heavily on principal customers..., page 27

17. Given Symbotic's dependence on Walmart as a customer and the nature of Walmart's investment in Symbotic, file the amended Master Automation Agreement with Walmart as an exhibit to the registration statement.
The Sponsor and SVF 3's directors, officers and their affiliates may elect to purchase Public
Shares, which may influence a vote..., page 43

18.      We note your disclosure that the Sponsor and SVF 3   s directors,
officers or their affiliates
         may purchase additional Public Shares in privately negotiated transactions or in the open market prior to the completion of the Business Combination. Please tell us how such purchases are consistent with the requirements of Rule 14e-5 under the Exchange Act.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Business Combination, page 78

19. Please revise to include a prominent statement that the accounting for the transaction is not complete. Discuss the uncertainties affecting the pro forma financial information, the possible consequences of their resolution, and any other available information that will enable a reader to understand the magnitude of any potential adjustments to the measurements depicted. Refer to Article 11-02(11)(ii)(B) of Regulation S-X.
20. You disclose that the unit Repurchase Amount may range between $120 million and $300 million but you currently expect it to be approximately $300 million. Please revise to explain your basis for the assumption of the repurchase amount. If different results could occur, revise to provide additional pro forma presentations which give effect to the range of possible results. Refer to Item 11-02(a)(10) of Regulation S-X.
21.      We note that you have not included any pro forma adjustments related to
         the Tax Receivable Agreement. Please include a quantified discussion, either in the introductory paragraphs or in the in the pro forma footnotes, of the potential payments due under the Tax Receivable Agreement assuming the exchange of all Units. Also, disclose the factors that may impact such amounts, such as the market price of your stock at the time of exchange, the prevailing federal tax rate and whether the company has generated taxable income to realize the benefits from this Agreement.
 Ioannis Pipilis
FirstName  LastNameIoannis Pipilis
SVF Investment  Corp. 3
Comapany
March      NameSVF Investment Corp. 3
       3, 2022
March5 3, 2022 Page 5
Page
FirstName LastName
Basis of Pro Forma Presentation, page 80

22. Your maximum redemption scenario is based on the maximum number of redemptions that may occur; however, the amount of cash under that scenario will not meet the
         Minimum Cash Condition. You disclose elsewhere that neither you nor Warehouse has waived this condition and unless Warehouse and Symbotic Holdings elect to waive such condition, the Maximum Redemptions scenario cannot occur. Please revise to disclose whether you or Warehouse intend to waive this condition and if not, disclose whether the business combination would be consummated. Describe any additional conditions or actions you would have to take for the business combination to be consummated under the maximum redemption scenario. Lastly, revise the notes to the pro forma financials to show the impact on the pro forma financial statements under the various options available. If neither party intends to waive this condition, please tell us why you are presenting the maximum redemption scenario assuming all shares have been redeemed. Refer to Article 11-02(a)(10) of Regulation S-X.
Notes to Unaudited Pro Forma Condensed Combined Financial Information, page 86

23. We note from your disclosures on page 2 that the New Symbotic Holdings Common Units may be redeemed for shares of Class A common stock or an equivalent amount of cash.
         Please tell us how you considered the guidance in ASC 480-10-S99 to determine that your contingently redeemable non-controlling interest should be classified as permanent equity on your pro forma balance sheet. Specifically address how you determined that redemption of these units for cash is solely within the company's control.
24. We note your pro forma balance sheet assumes that investors in the Forward Purchase
         Agreement have elected to purchase an additional 5.0 million shares for $50.0 million.
         Please revise to clarify whether investors have committed to the additional purchase and if not, revise the pro forma notes to explain the impact on the pro forma financial statements, should the additional shares not be issued.
Purchases of SVF 3 Shares, page 100

25. We note your disclosure that SVF 3 or its affiliates may offer incentives to investors who indicate they intend to vote against the business combination proposal. Please revise to more prominently discuss the ability of SVF 3 or its affiliates to ensure the business combination is approved and the impact it could have on investors. Additionally, in your response letter, please tell us how you intend to disclose any such arrangements in advance of the special meeting.
 Ioannis Pipilis
FirstName  LastNameIoannis Pipilis
SVF Investment  Corp. 3
Comapany
March      NameSVF Investment Corp. 3
       3, 2022
March6 3, 2022 Page 6
Page
FirstName LastName
Symbotic Platform Overview
Remaining Performance Obligations ("Backlog"), page 168

26. To provide context for the disclosure of your backlog, identify the customers that constitute these remaining performance obligations and disclose the terms of the related material contracts with these customers. In this regard, we note that for the year ended September 25, 2021, 95% of your revenue was derived from only two customers.
         Given Symbotic's substantial dependence on these customers, please file the material contracts with these two customers as exhibits to the registration statement pursuant to
         Item 601(b)(10) of Regulation S-K.
Liquidity and Capital Resources, page 187

27. We note material increases in certain of your assets and liabilities during the year ended
         September 25, 2021, such as your accounts receivable and deferred revenue. In light of these changes, please revise to include a more robust discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Refer to Section
         IV.B.1 of SEC Release No. 33-8350.
28. Please disclose the minimum funding required to remain in business for at least the next
         12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item
         303(a)(1) and (2) of Regulation S-K.
Unaudited Prospective Financial Information of Symbotic, page 215

29. Please revise to disclose each material assumption on which Symbotic s management based the forecasts, including but not limited to current customer expansion, new sales opportunities, manufacturing and installation costs, and operating expenses. Additionally, specify the guaranteed minimums used for gross profits and disclose the basis for assuming that key variable cost items would be absorbed by the customer.
Certain Relationships and Related Person Transactions-Symbotic
C&S Wholesale Grocers, page 280

30. Provide all disclosure required by Item 404 of Regulation S-K. Disclose each transaction among the related parties and quantify the dollar value for each such transaction.
Audited Consolidated Financial Statements of Warehouse Technologies LLC and Subsidiaries
Consolidated Statements of Operations , page F-36

31. We note you present a measure of gross profit on the face of your Consolidated
         Statements of Operations. We further note that it appears all your amortization and depreciation expense is currently classified within general and administrative expense.
         Please tell us how your presentation complies with the guidance in SAB Topic 11.B. In this regard, if you do not allocate any depreciation and amortization to cost of revenue,
 Ioannis Pipilis
SVF Investment Corp. 3
March 3, 2022
Page 7
         you should remove the gross profit subtotal from your statements of operations and relabel the cost of revenue line item to indicate that it excludes depreciation and amortization.
Consolidated Statement of Cash Flows, page F-39

32. Please tell us why certain amounts in your statement of cash flows reflecting changes in assets and liabilities do not agree to the changes in such assets and liabilities in your balance sheet. For example, explain why the change in accounts receivable and both current and long term deferred revenue in your statement of cash flows is different than the changes reflected in your balance sheet.
Note 2. Summary of Significant Accounting Policies
Concentrations of Credit Risk and Significant Customers, page F-42

33. You disclose that two customers represented 95%, 87% and 80% of the company's total revenue for the years ended September 25, 2021, September 26, 2020, and September 28,
         2019, respectively. Further, four customers accounted for 100% of your accounts receivable balance at each balance sheet date. Please revise to provide discussion of concentration of credit risk separately for each of these customers pursuant to ASC 275-
         10-50-18(a). Also, separately disclose the total revenue from each customer that provided more than 10% of your revenue for each period presented. Refer to ASC 280-10-50-42.
         Lastly, in your response, please provide the identity of the customers comprising these concentrations.
Revenue Recognition, page F-43

34. We note that your systems include both hardware and software that are treated as a single performance obligation. Further, disclosure on page 170 indicates that you charge an annual software and support fee that is required to use the Symbotic system. Please tell us how you considered whether the option to renew the term license represents a material right considering the significant upfront payment required for the system. Refer to ASC
         606-10-25-18(j).
35. Please provide us with a breakdown of your systems sales that include perpetual licenses versus those that include term licenses for each period presented. Provide a similar breakdown for any system sales included in your remaining performance obligation.
FirstName LastNameIoannis Pipilis
       Also, please clarify how the annual software and support fees apply for customers with
Comapany   NameSVF
       perpetual       Investment
                 licenses          Corp.
                          and describe    3
                                        further to us the updates and upgrades
included in such
       services.
March 3, 2022 Page 7
FirstName LastName
 Ioannis Pipilis
FirstName  LastNameIoannis Pipilis
SVF Investment  Corp. 3
Comapany
March      NameSVF Investment Corp. 3
       3, 2022
March8 3, 2022 Page 8
Page
FirstName LastName
Note 3. Revenue
Remaining Performance Obligations, page F-48

36. We note that you expect to recognize approximately 8% of your remaining performance obligations over the next 12 months and the balance thereafter. Please tell us in what periods you expect to recognize the amounts included in "thereafter" and how your current disclosures reflect the appropriate time bands for your arrangements. Refer to ASC 606-
         10-50-13(b). Also, please clarify for us the nature of these performance obligations, the terms of such arrangements, why the balance is substantially larger than your current year revenue and whether there are any customer concentrations present that should be disclosed pursuant to ASC 275-10-50-18.
Note 15. Unit-based Compensation, page F-56

37. Your disclosure indicates that both your Class C Units and the Class A Warrant Units issued to Walmart base the expected term on estimated liquidity event timing. Please revise to specifically describe what the liquidity event is that would impact the term of these awards. Also, your disclosure indicates that the Warrant Units may vest in connection with conditions defined by the terms of the Warrant, which appear to be in addition to additional expenditures made by Walmart. Revise your disclosure to more specifically describe these vesting terms. Refer to ASC 718-10-50-2(a)(1).
38. Please revise to disclose the fair value of the underlying common stock (or a range of values) for each period presented as this appears to be a significant assumption used in determining the grant date fair value of your Class C and Class A Warrant units. Refer to
         ASC 718-10-50-2(f)(2). Also, in your response, provide us with the individual common share values used throughout fiscal 2021 and to date in fiscal 2022 and to the extent there were any significant fluctuations from period to period, please describe the factors that contributed to such fluctuations, including any intervening events within the company or changes in the valuations assumptions or methodologies used to determine the fair value of your common stock.
General

39. Please revise the forepart of your document to quantify the actual Exchange Ratio of New
         Symbiotic Holdings Common Units as of the most recent date practicable. Also, define the Exchange Ratio in the Glossary.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Ioannis Pipilis
SVF Investment Corp. 3
March 3, 2022
Page 9

       You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.



FirstName LastNameIoannis Pipilis                         Sincerely,
Comapany NameSVF Investment Corp. 3
                                                          Division of
Corporation Finance
March 3, 2022 Page 9                                      Office of Technology
FirstName LastName